Filed Pursuant to Rule 433

Registration No. 333-232854

Issuer Free Writing Prospectus dated November 15, 2019

Relating to Preliminary Prospectus Supplement dated November 15, 2019

EQUIFAX INC.

Final Term Sheet

Summary of Terms

Issuer:	Equifax Inc. (the “Company”)

Trade Date:	November 15, 2019

Settlement Date (T+2):	November 19, 2019

Security:	2.600% Senior Notes due 2024 (the “Notes”)

Aggregate Principal Amount:	$750,000,000

Maturity Date:	December 1, 2024

Benchmark Treasury:	UST 1.500% due October 31, 2024

Benchmark Treasury Price/Yield:	99-09 3⁄4 / 1.647%

Spread to Benchmark Treasury:	T+100 bps

Yield to Maturity:	2.647%

Price to Public:	99.779% of the principal amount, plus accrued interest, if any, from November 19, 2019

Coupon (Interest Rate):	2.600%

Interest Payment Dates:	June 1 and December 1 of each year, beginning on June 1, 2020

Make-Whole Call:	Prior to November 1, 2024, the date one month prior to the maturity date of the Notes (the “Par Call Date”), the Notes will be redeemable at the Company’s option at any time or from time to time at a redemption price equal to (A) the greater of (i) 100% of the principal amount of the Notes and (ii) the sum of the present values of remaining scheduled payments (assuming the Notes mature on the Par Call Date) of principal and interest (exclusive of interest accrued to the redemption date) on such Notes discounted to the redemption date on a semi-annual basis at the Treasury rate plus 15 basis points, plus (B) accrued and unpaid interest to, but excluding, the redemption date.

Beginning November 1, 2024, the Notes will be redeemable, in whole or in part from time to time, at the Company’s option at 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

Expected Ratings (Moody’s/S&P)*:	Baa1 (negative) / BBB (negative)

CUSIP/ISIN Numbers:	294429 AQ8 / US294429AQ85

Denominations:	$2,000 x $1,000

Joint Book-Running Managers:	BofA Securities, Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

SunTrust Robinson Humphrey, Inc.

Wells Fargo Securities, LLC

Co-Managers:	Citigroup Global Markets Inc.

U.S. Bancorp Investments, Inc.

Citizens Capital Markets, Inc.

Fifth Third Securities, Inc.

HSBC Securities (USA) Inc.

PNC Capital Markets LLC

Regions Securities LLC

Siebert Williams Shank & Co., LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Joint Book-Running Managers in this offering can arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322, J.P. Morgan Securities LLC at 1-212-834-4533, Mizuho Securities USA LLC at 1-866-271-7403, SunTrust Robinson Humphrey, Inc. at 1-800-685-4786 or Wells Fargo Securities, LLC at 1-800-645-3751.

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